UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Medvector Corp

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   December 19, 2017

Physical address of issuer
898 N Sepulveda Blvd., 5th Floor, El Segundo, CA 90245

Website of issuer
https://www.medvector.com/

Current number of employees
0

Filer EDGAR CIK
0001820902

Filer EDGAR CCC
FQ0gOy*1

Filer EDGAR Password
5FcSPDpCMEa@

Filer EDGAR PMAC
2bmz@cor

Submission Contact Person Information

Name
Ian Leaman

Phone Number
(213) 292-3900

Email Address
ian.leaman@medvector.com

Notification Email Address
ian.leaman@medvector.com

Signatories

Name
Scott Stout

Signature

Title
CEO

Email
scott.stout@medvector.com

Date
July 17, 2025